Management's Discussion & Analysis

For the three months ended March 31, 2025

This Management’s Discussion and Analysis (“MD&A”) of Integra Resources Corp.(“Integra” or the “Company”) and its subsidiaries has been prepared as at May 14, 2025 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2025, and the audited consolidated financial statements for the year ended December 31, 2024 and related notes thereto. All dollar amounts are expressed in United States (“US”) dollars unless otherwise stated. The Company’s condensed interim consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS”) and as applicable to interim financial statements including International Accounting Standard (“IAS”) 34 - Interim Financial Reporting. Additional information relating to the Company, including its Annual Information Form for the year ended December 31, 2024 is available on the Company’s website www.integraresources.com and on the Company’s profile on the SEDAR+ website at www.sedarplus.ca.

This MD&A contains forward-looking information as further described in the "Forward-Looking Statements" section at the end of this MD&A. Reference to the risk factors described in the "Risk and Uncertainties" section and to the other cautionary language under the heading "Technical Information and Qualified Persons" at the end of this MD&A is advised.

DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Integra is a growing precious metals producer focused on gold mining, mine development and mineral exploration activities in the Great Basin of the Western US with a producing mine in Imlay, Nevada and two flagship development-stage heap leach projects: the past producing DeLamar Project in southwestern Idaho, and the Nevada North Project in western Nevada. The Company also holds a portfolio of highly prospective early-stage exploration projects in Idaho, Nevada and Arizona. Integra's long-term vision is to become a leading USA focused mid-tier gold and silver producer. The Company is listed on the TSX Venture Exchange ("TSX-V") under the trading symbol "ITR" and on the NYSE American under the ticker "ITRG". The Company's warrants trade on the TSX-V under the symbol ITR.WT.

As of May 14, 2025, the senior executives and directors of the Company were:

Anna Ladd-Kruger	Chair of the Board
George Salamis	President, Chief Executive Officer and Director
Andrée St-Germain	Chief Financial Officer
Clifford Lafleur	Chief Operating Officer
Timo Jauristo	Director
C.L. "Butch" Otter	Director
Carolyn Clark Loder	Director
Eric Tremblay	Director
Ian Atkinson	Director
Janet Yang	Director

The Company is incorporated under the Business Corporations Act (British Columbia) (the "BCBCA").

The Company's head office is located at 1050 - 400 Burrard Street, Vancouver, BC V6C 3A6 and its registered office is located at 2200 RBC Place, 885 West Georgia Street Vancouver, BC V6C 3E8.

CORPORATE UPDATES

Senior Management and Board changes

On January 10, 2025, the Company announced the appointment of George Salamis as President, Chief Executive Officer & Director and Anna Ladd-Kruger as Chair of the Board, effective immediately. Mr. Salamis succeeds Jason Kosec as Integra's President and Chief Executive Officer. Mr. Kosec also resigned as a Director of the Company. Mr. Salamis was previously the Executive Chair of the Company and Anna-Ladd Kruger was previously the Lead Director.

On February 20, 2025, the Company announced the appointment of Dale Kerner as Vice President Permitting.

On March 25, 2025, the Company announced the appointment of Clifford Lafleur as Chief Operating Officer.

On March 28, 2025, the Company announced the appointment of Sean Deissner as Vice President Finance.

On April 2, 2025, the Company announced the appointment of U.S. Air Force Lieutenant General, 3-star, (Ret.) Leonard "Leo" Kosinski as a strategic Board Advisor.

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated	Three months ended March 31,
Financial Data		2025	2024
Revenues	$000s	57,025	-
Cost of sales	$000s	(41,541)	-
Gross profit	$000s	15,484	-
Net income (loss)	$000s	983	(5,495)
Earnings (loss) per share, basic	$/share	0.01	(0.08)
Earnings (loss) per share, diluted	$/share	0.01	(0.08)
Total sustaining capital expenditures	$000s	3,785	-
Total all-in-sustaining costs[1] ("AISC")	$/oz sold	2,446	-

Florida Canyon Mine Operating Data		Three months ended March 31, 2025
Gold produced	oz	19,323
Gold sold	oz	19,540
Average realized price[1]	$/oz sold	2,888
Cash cost[1]	$/oz sold	2,016
Mine site AISC[1]	$/oz sold	2,342

1   Non-IFRS Measure; please see "Non-IFRS Measures" section.

DISCUSSION OF OPERATING RESULTS

Florida Canyon Mine

Operating Statistics		Three months ended March 31, 2025
Ore	000t	3,021
Waste	000t	1,799
Strip ratio	waste/ore	0.60
Ore direct to leach pads	000t	1,199
Ore crushed	000t	1,764
Total ore to leach pads	000t	2,963
Processed grade	g/t	0.23
Gold produced	oz	19,323
Gold sold	oz	19,540
Silver produced	oz	18,643
Silver sold	oz	18,530
Cash cost[1]	$/oz sold	2,016
Mine site AISC[1]	$/oz sold	2,342

1 Non-IFRS Measure; please see "Non-IFRS Measures" section.

At Florida Canyon, total crushed and run-of-mine (“ROM”) material to the pad during the first quarter of 2025 (“Q1 2025”) was 3.0 million tonnes with a strip ratio of 0.60. The average grade of ore processed during the period was 0.23 grams per tonne (“g/t”) gold. Mining and ore placement rates for Q1 2025 were slightly lower due to scheduled mobile fleet maintenance.

The Florida Canyon Mine produced 19,323 ounces of gold and sold 19,540 ounces of gold during Q1 2025. Gold production exceeded expectations, partly due to the recovery and processing of approximately 2,000 ounces of previously unrecovered gold confined within an electrowinning tank as part of a one-time efficiency improvement project. Strong gold production was further supported by the continued ramp-up of solution flow rates through the heap leach pads and the new carbon-in-column circuit commissioned in late 2024.

Cash costs and mine-site AISC during the quarter totaled $2,016 and $2,342 per ounce of gold sold, respectively.  Total AISC for the quarter was $2,446 per ounce of gold sold.

ADVANCED DEVELOPMENT PROJECTS

DeLamar Project

Engineering

The feasibility study at the DeLamar Project ("DeLamar") continued to make progress in Q1 2025.

Permitting

Integra submitted its revised Mine Plan of Operations ("MPO") to the U.S. Bureau of Land Management ("BLM") for the DeLamar Project in late March 2025.

The submission of the updated MPO to the BLM initiates the pathway to the issuance of a Notice of Intent ("NOI"), which is a formal announcement of BLM's intent to prepare an Environmental Impact Statement ("EIS") to evaluate the potential environmental effects of the proposed action. The NOI is followed by a - 2 - scoping process which includes engagement with federal, state, and local agencies and the general public. Once the EIS is formally scoped, the BLM will conduct environmental impact analysis for the proposed action as well as reasonable alternatives to the proposed action. Through this alternatives evaluation process, refinements to the MPO may be identified that reduce environmental impacts. A Draft EIS ("DEIS") will publish the results of BLM's environmental analysis and will be open to public comment for a minimum of 45 days. Public comments on the DEIS will be addressed by the BLM in the Final EIS ("FEIS") and accompanying Record of Decision document, which may include BLM proposed measures to mitigate environmental impacts. The BLM's environmental analysis under the National Environmental Policy Act ("NEPA") (NOI to FEIS) is anticipated to span two years, and is a rigorous, transparent, and prescriptive permitting framework that guides federal review of mining projects on public lands. Federal permitting will be complemented by a host of equally robust permits from multiple Idaho state agencies that serve to protect the quality of Idaho's air, water, and land. Integra's updated MPO for DeLamar reflects a significantly optimized and environmentally enhanced mine plan, including a more compact project footprint and design modifications aimed at reducing projected carbon emissions and water usage. These improvements were developed through extensive technical analysis, stakeholder engagement, and a focus on the integration of modern sustainable mining practices.

2025 OUTLOOK

Corporate

The Company announced the appointment of Dale Kerner as Vice President Permitting on February 20, 2025, Clifford Lafleur as Chief Operating Officer on March 25, 2025 and Sean Deissner on March 28, 2025 as Vice President Finance. These additions will strengthen Integra's operating and development team as we transition into a growth-focused precious metals producer.

Florida Canyon Mine

The Company intends to provide annual 2025 operating and cost guidance in Q2 2025.

Florida Canyon Mine ("Florida Canyon") is continuing to ramp up solution flow through its new Carbon-in-Column facility, which was commissioned in late 2024.

Several mine optimization studies continue to progress at Florida Canyon, some of which are expected to be completed in the first half of 2025, while others will continue throughout 2025. One of the optimization studies in-progress is the review of the mobile equipment fleet, which will require planned component replacements in 2025 and 2026. Other optimization studies are evaluating several components of the mining operation itself, including metallurgy and gold recovery, mine sequencing, and pit slope/geotechnical studies, which are aimed at reducing future waste stripping campaigns.

2025 sustaining capital expenditures include the projected $12 million expansion of the South Heap Leach Pad Phase III-b scheduled to begin in the second quarter of 2025 and to be completed in the third quarter of 2025. As previously noted, capital for the mobile equipment fleet upgrades and servicing will also be reflected in sustaining capital for the remaining quarters in 2025. Integra will provide further details on these capital expenditures as part of formal guidance to be published prior to the release of second quarter 2025 results.

In May 2025, Integra initiated a 10,000 meter reverse circulation drill program focused on near-mine gold exploration targets identified at Florida Canyon, designed to support oxide gold mineral reserve and resource growth and mine life extension. The drill program has a budget of $1.5 million and is expected to conclude in the third quarter of 2025, with initial results expected to be released during the summer months of 2025. The drill program will support a gold mineral resource and reserve update, and a revised life-of-mine plan expected in early 2026.

DeLamar Project

One of the Company's strategic goals is to advance and de-risk the DeLamar Project, at a crucial time when accelerated regulatory permitting and development initiatives are being established in the United States administration, at both the federal and state levels.

The Company submitted its revised MPO on March 28, 2025 and anticipates advancing to the NEPA process before the end of the year.

The Company expects to publish the results of a feasibility study for DeLamar in H2 2025. The feasibility study contemplates an open-pit heap leach operation.

Nevada North Project

The Company is actively assessing initiatives to speed-up and de-risk the permitting process at Nevada North.

The Environmental Assessment for the Wildcat Exploration Plan of Operations was completed in 2024. The subsequent Finding of No Significant Impact and the Decision Record are still pending but are anticipated to be received in mid-2025.

The Company anticipates completing a metallurgical testing program in H2 2025 and commencing a geochemistry program in Q2 2025.

PROPERTIES

The Company's flagship projects are the Florida Canyon Mine, the DeLamar Project (comprised of the DeLamar and Florida Mountain deposits), and the Nevada North Project (comprised of the Wildcat and Mountain View deposits). The Company also holds a portfolio of highly prospective early-stage exploration projects in Idaho, Nevada and Arizona.

Producing: Florida Canyon Mine, Nevada - Gold

Development Stage:

• DeLamar Project, Idaho - Gold & Silver

• Nevada North Project, Nevada - Gold

Early Exploration Stage:

• BlackSheep District, Idaho - Gold & Silver

• War Eagle Property, Idaho - Gold & Silver

• Red Canyon Property, Nevada - Gold

• Ocelot Property, Nevada - Gold

• Marr Property, Nevada - Gold

• Eden Property, Nevada - Gold

• Dune Property, Nevada - Gold

• Cerro Colorado Property, Arizona - Copper

Florida Canyon Mine, Nevada

The Florida Canyon Mine is located 125 miles east of Reno, Nevada, and immediately south and east of Interstate 80. The nearest towns are Imlay, 9 miles northeast, Winnemucca, 40 miles northeast, and Lovelock, 33 miles southwest. Access is reliable via the Interstate year around.

The bulk of the information in this section is derived from the NI 43-101 technical report entitled: "NI 43-101 Technical Report, Florida Canyon Gold Mine, Pershing County, Nevada, USA" dated July 11, 2024, with an effective date of June 28, 2024 ("Florida Canyon Report"). The Florida Canyon Report is available for review under the Company's issuer profile on SEDAR+ at www.sedarplus.ca.

The mine was in continuous operation from 1986 through 2011 and then intermittently until 2015. It reopened in mid-2016 and has been in operation since that time.

The Florida Canyon Mine is a conventional open pit hard rock gold and silver mining operation that uses conventional heap leach processing. Ore either goes through a two-stage crushing circuit for higher grade material, or is placed directly on the heap leach pad as ROM for lower grade material. Solution is applied through drip tubes. Discharge (pregnant solution) from the bottom of the heap leach pad is sent to carbon columns. There is no intermediate or recycled solution. Loaded carbon is pressure stripped, gold is recovered by electrowinning and precipitate is melted into doré bars.

Mineral Resources and Reserves

Florida Canyon Mine Mineral Reserve Estimate

Notes:

1. Mineral reserves estimate has been converted into metric tonnes from short tons using a factor of 0.9072.

2. Mineral reserves are reported at the point of delivery to the process plant, using the 2014 CIM Definition Standards, with an effective date of December 31, 2024. The qualified person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") for the estimate is Ms. Terre Lane, MMSA, a Global Resource Engineering, Ltd. employee.

3. Mineral reserves are constrained within an open pit design that uses the following assumptions: gold price of US$1,800/oz considering only oxide material; gold recoveries varied by deposit and ore type, ranging from 45% to 64%; reference mining cost of $2.74/t mined in-situ and $2.08/t mined fill; processing cost of $4.97/t processed for oxide crushed material and $2.67/t for oxide ROM material; G&A costs of $1.20/t ore processed; treatment and refining costs of $6.57/oz gold recoverable; royalty costs of $88.00/oz gold recoverable; and pit slope inter-ramp angles ranged from 38-42° for rock and 30° for alluvium / fill.

4. Mineral reserves are reported at a cut-off grade ranging from 0.13 g/t to 0.20 g/t.

5. Mineral reserves include a stockpile of 1,934 kt at an average grade of 0.19 g/t and total contained gold of 11.57 koz.

6. Mineral reserves include heap leach inventory of 3,548 kt at an average grade of 0.29 g/t and total contained gold of 32.58 koz.

7. Numbers have been rounded and may not sum.

Florida Canyon Mine Mineral Resource Estimate

Notes:

1. Mineral resources estimate has been converted into metric tonnes from short tons using a factor of 0.9072.

2. Mineral resources are reported, using the 2014 CIM Definition Standards, with an effective date of December 31, 2024. The qualified person as defined under NI 43-101 for the estimate is Ms. Terre Lane, MMSA, a Global Resource Engineering, Ltd. employee.

3. Mineral resources are reported inclusive of those mineral resources converted to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

4. Mineral resources are constrained within a conceptual open pit shell that uses the following assumptions: gold price of US$1,800/oz; gold recoveries ranging from 45% to 64% for oxides and 80% for sulfides; reference mining cost of $2.74/t mined in-situ and $2.08/t mined fill; processing cost of $4.97/t processed for oxide crushed material and $2.67/t processed for oxide ROM material; processing cost of $23.15/t processed for sulfide material; general and administrative costs of $1.20/t processed; treatment and refining costs of $6.57/oz Au recoverable; royalty of $88.00/oz Au recoverable, and pit slope overall angles ranging from 30-36°.

5. Mineral resources are reported at a cut-off grade ranging from 0.13 g/t to 0.20 g/t for oxides and is 0.56 g/t for sulfides.

6. Mineral resources include a stockpile of 1,934 kt at an average grade of 0.19 g/t and total contained gold of 11.57 koz.

7. Mineral resources include heap leach inventory of 3,548 kt at an average grade of 0.29 g/t and total contained gold of 32.58 koz.

8.  Numbers have been rounded and may not sum.

The Florida Canyon Mine mineral resources are inclusive of the mineral reserves discussed above. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

DeLamar Project, Idaho

The DeLamar Project consists of the neighboring DeLamar deposit and Florida Mountain deposit.

The bulk of the information in this section is derived from the NI 43-101 technical report entitled: "Technical Report for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA", dated October 31, 2023 with an effective date of August 25, 2023 (the "DeLamar Report"). The DeLamar Report is available for review under the Company's issuer profile on SEDAR+ at www.sedarplus.ca.

The DeLamar Report also includes the results of a pre-feasibility study ("PFS") and mineral reserve statement on the DeLamar Project previously included in the National Instrument 43-101 - Standards of Disclosure for Mineral Projects ( "NI 43-101") technical report titled "Technical Report and Preliminary Feasibility Study for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA" dated March 22, 2022 with an effective date of January 24, 2022.  The results of the PFS and the mineral reserve statement included therein and reproduced in the DeLamar Report remain unaffected by the updated mineral resource included in the DeLamar Report.  The PFS and mineral reserve statement have an effective date of January 24, 2022. Sections 15, 16, 17, 18, 19, 21, 22, 23, and 24 in the PFS have been reproduced in the DeLamar Report and have an effective date of January 24, 2022.

Mineral Resources and Reserves

DeLamar Project Mineral Reserve Estimate

Mineral reserves have been calculated for both the Florida Mountain and DeLamar deposits of the DeLamar Project.  The relevant author of the DeLamar Report has used measured and indicated mineral resources as the basis to define mineral reserves for both the DeLamar and Florida Mountain deposits.  Mineral reserve definition was done by first identifying ultimate pit limits using economic parameters and pit optimization techniques.  The resulting optimized pit shells were then used for guidance in pit design to allow access for equipment and personnel.  The relevant author of the DeLamar Report then considered mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors for defining the estimated mineral reserves.

Total proven and probable mineral reserves for the DeLamar Project from all pit phases are 123,483,000 tonnes at an average grade of 0.45 g Au/t and 23.27 g Ag/t, for 1,787,000 ounces of gold and 92,403,000 ounces of silver.  The mineral reserves point of reference is the point where material is fed into the crusher.

Notes:

1. All estimates of mineral reserves have been prepared in accordance with NI 43-101 and are included within the current Measured and Indicated mineral resources.

2. Thomas L. Dyer, P.E. for RESPEC in Reno, Nevada, is a Qualified Person as defined in NI 43-101, and is responsible for reporting Proven and Probable mineral reserves for the DeLamar Project. Mr. Dyer is independent of Integra.

3. Mineral reserves are based on prices of $1,650 per ounce Au and $21.00 per ounce Ag. The reserves were defined based on pit designs that were created to follow optimized pit shells created in Whittle. Pit designs followed pit slope recommendations provided by RESPEC.

4. Reserves are reported using block value cutoff grades representing the cost of processing:

5. Florida Mountain oxide leach cutoff grade value of $3.55/t.

6. Florida Mountain mixed leach cutoff grade value of $4.20/t.

7. Florida Mountain non-oxide mill cutoff grade value of $10.35/t.

8. DeLamar oxide leach cutoff grade value of $3.65/t

9. DeLamar mixed leach cutoff grade value of $4.65/t.

10. DeLamar non-oxide mill cutoff grade value of $15.00/t.

11. The mineral reserves point of reference is the point where is material is fed into the crusher.

12. The effective date of the mineral reserves estimate is January 24, 2022.

13. All ounces reported herein represent troy ounces, "g Au/t" represents grams per gold tonne and "g Ag/t" represents grams per silver tonne.

14. Columns may not sum due to rounding.

15. The estimate of mineral reserves may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant  issues.

16. Energy prices of US$2.50 per gallon of diesel and $0.065 per kWh were used.

The mineral reserve statement has an effective date of January 24, 2022 and is unaffected by the mineral resource update included in the DeLamar Report.

DeLamar Project Mineral Resource Estimate

Mineral resources have been estimated for both the Florida Mountain and DeLamar deposit areas of the DeLamar Project.

Notes:

1. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

2. Michael M. Gustin, C.P.G. and Principal Consultant for RESPEC, is a Qualified Person as defined in NI 43-101, and is responsible for reporting mineral resources in this technical report. Mr. Gustin is independent of Integra.

3. In-Situ Oxide and Mixed and all Stockpile mineral resources are reported at a 0.17 and 0.1 g AuEq/t cut-off, respectively, in consideration of potential open-pit mining and heap-leach processing.

4. Non-Oxide mineral resources are reported at a 0.3 g AuEq/t cut-off at DeLamar and 0.2 g AuEq/t at Florida Mountain in consideration of potential open pit mining and grinding, flotation, ultra-fine regrind of concentrates, and either Albion or agitated cyanide-leaching of the reground concentrates.

5. The mineral resources are constrained by pit optimizations.

6. Gold equivalent grades were calculated using the metal prices and recoveries presented in Table 14.18 and Table 14.19.

7. Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.

8. The effective date of the mineral resources is August 25, 2023.

9. The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

The project mineral resources are inclusive of the mineral reserves discussed below.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Nevada North Project, Nevada

The bulk of the information in this section is derived from the NI 43-101 technical report entitled: "NI 43-101 Technical Report Preliminary Economic Assessment for the Wildcat and Mountain View Projects, Pershing and Washoe Counties, Nevada, USA", dated July 30, 2023 with an effective date of June 28, 2023 (the "Nevada North Project Report"). The Nevada North Project Report is available for review under the Company's issuer profile on SEDAR+ at www.sedarplus.ca.

The Nevada North Project Report includes the results of the preliminary economic assessment ("PEA") for the combined Wildcat and Mountain View deposits and mineral resource statement for the Nevada North Project. The Nevada North Project Report PEA highlights include:

• After-tax Net Present Value ("NPV") (5%) of $309.6 million and 36.9% after-tax Internal Rate of Return ("IRR") using base case metal prices of $1,700/oz Au and $21.50/oz Ag

• Wildcat & Mountain View deposits generate combined annual production of ~94koz AuEq (gold equivalent using 77.7:1 Au/Ag ratio) from year 1-5 with average annual production of 80koz AuEq over the 13 year Life-of-Mine ("LOM")

• LOM payable metals from Wildcat & Mountain View deposits of 1,043koz AuEq

• LOM site level cash costs of $882/oz AuEq on a co-product basis; LOM site level all-in sustaining cash costs ("AISC") of $973/oz AuEq on a co-product basis

• Year-1 initial capex of $115 million to begin operations at Wildcat

• Average oxide and transitional heap leach Au recovery of 71.4% at Wildcat deposit and 77.1% at Mountain View deposit

• Low combined LOM strip ratio of 1.21 (Wildcat deposit standalone strip ratio of 0.28)

• Total net free cash flow generated of $485 million over the LOM with average net annual free cash flow of $46 million from year 1-13

Mineral Resources

Nevada North Resource Estimate

Mineral resources have been estimated for both the Wildcat and Mountain View deposit areas of the Nevada North Project.

The qualified persons have classified the Nevada North mineral resource estimate as indicated, and inferred mineral resources, based on data density, search ellipse criteria and interpolation parameters. The resource estimate is considered to be a reasonable representation of the mineral resources of the Nevada North Project, based on the currently available data and geological knowledge. The mineral resource estimate follows the 2014 CIM Definition Standards on Mineral Resources and Reserves. The effective date of the mineral resource estimate is June 28, 2023.

Notes:

1. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

2. William Lewis, P.Geo, and Alan S J San Martin, AusIMM (CP), of Micon International Limited have reviewed and validated the mineral resource estimate for Wildcat & Mountain View, respectively. Both are independent qualified persons as defined in NI 43-101.

3. The Wildcat deposit estimate is reported for an open-pit mining scenario, based upon reasonable assumptions. The cut-off grade of 0.15 g/t Au was calculated using a gold price of US$1,800/oz, mining costs of US$2.4/t, processing cost of US$3.7/t, G&A costs of US$0.5/t, and metallurgical gold recoveries varying from 73.0% to 52.0% and silver recoveries of 18%. An average bulk density of 2.6 g/cm3 was assigned to all mineralized rock types. The Inverse Distance cubed interpolation was used with a parent block size of 15.24 m x 15.24 m x 9.144 m.

4. The Mountain View Deposit estimate is reported for an open-pit mining scenario, based upon reasonable assumptions. The cut-off grade of 0.15 g/t Au was calculated using a gold price of US$1,800/oz, mining costs of US$1.67/t to US$2.27/t, processing cost of US$3.1/t, G&A costs of US$0.4/t, and metallurgical gold recoveries varying from 30.0% to 86.0% with a silver recovery of 20%. An average bulk density of 2.6 g/cm³ was assigned to all mineralized rock types. Inverse Distance cubed interpolation was used with a parent block size of 7.62 m x 7.62 m x 6.10 m.

5. Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.

6. The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

7. Neither Integra nor Micon' QP is aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing, or other relevant issue that could materially affect the mineral resource estimate other than any information already disclosed in this report.

BlackSheep District, Idaho

On February 14, 2019, Integra announced the acquisition of concessions which contain a highly prospective trend of multiple epithermal centers 6 km to the northwest of the DeLamar Project, a trend now referred to as the BlackSheep District ("BlackSheep" or the "District"). The District was identified in part during site visits and research by renowned epithermal geologists Dr. E. Jeff Hedenquist and Dr. Richard Sillitoe. Dr. Sillitoe and Dr. Hedenquist, along with Integra's exploration team led by Dr. E. Max Baker, mapped the area and interpreted the District to have undergone very limited erosion since the mid-Miocene mineralization event, suggesting the productive zone of mineralization is potentially located approximately 200 m beneath the surface. Minimal historical exploration did encounter gold-silver in BlackSheep; however, historic drilling was shallow, less than 100 m vertical on average, and did not enter the theorized productive zone.

The BlackSheep District to the northwest of the DeLamar deposit is comparable in geographical size to both the DeLamar and Florida Mountain deposits combined. The nature of the mineralization and alteration in BlackSheep includes extensive sinter deposits surrounding centers of hydrothermal eruption breccia vents associated with high-level coliform banded amorphous to chalcedonic silica with highly anomalous gold, silver arsenic, mercury, antimony and selenium values. In addition to some preliminary rock chip sampling, Integra completed an extensive soil geochemistry grid over the BlackSheep District showing highly anomalous gold and silver trends over significant lengths.

War Eagle Property, Idaho

On January 21, 2019, Integra announced that, through its wholly owned subsidiary, DeLamar Mining Company, it entered into an option agreement with Nevada Select Royalty, Inc. ("Nevada Select"), a wholly owned subsidiary of Gold Royalty Corp. to acquire Nevada Select's interest in a State of Idaho Mineral Lease encompassing the War Eagle gold-silver Deposit ("War Eagle") situated 3 km east of Integra's Florida Mountain deposit. Upon exercise of the option (exercised in December 2022), Nevada Select transferred its right, title and interest in the State Lease to DeLamar Mining Company.

Red Canyon Property, Nevada

The Red Canyon property ("Red Canyon") is located within the Antelope (Eureka) mining district in Nevada, 52 km northwest of Eureka. The property can be accessed from the town of Eureka by following US Highway 50 west for 40km to 3 Bar Road. This road is then followed north for approximately 50km to the intersection with the Red Canyon access road. Local roads and dirt tracks lead south and east to the main areas of interest on the Red Canyon property. The 6,650-acre land package consists of 348 unpatented claims. The claims are publicly owned lands administered by the BLM. Gold mineralization at Red Canyon is sediment-hosted, Carlin-style, including deeply oxidized bodies overlying sulfide mineralization. Currently there are no defined mineral resources at Red Canyon, but the Company has identified 10 drill-ready targets.

Ocelot Property, Nevada

The Ocelot property (historically known as Zeno) ("Ocelot") is located within the Shoshone Mountains in Nevada, 57km southwest from the world class gold deposits at Pipeline/Cortez. The 3,515-acre land package consists of 172 unpatented claims on publicly owned lands administered by the BLM. Mineralization at Ocelot is strongly representative of a low sulfidation epithermal gold/silver system, hosted in the Valmy Formation and volcano-sedimentary units overlying local quartzite basement rocks. Several target areas display broad zones of alteration including argilization (quartz-illite) and intense silicification with boiling textures, characteristic of the upper levels in epithermal systems. Several promising target zones at Ocelot display encouraging gold, silver, mercury, and other pathfinder element data from previous sampling programs. Mapping reports broad zones of silicification and sinter on the property with assays up to 200 parts per billion gold. Historical shallow drilling reported intersections up to 0.01 opt gold associated with micro breccia veinlets.

Marr Property, Nevada

The Marr property ("Marr") is located within Antelope Valley, Nevada, located 60km southwest from the world-class Pipeline deposit. The 1,921-acre land package consists of 93 unpatented claims. The claims are publicly owned lands administered by the BLM. Mineralization at Marr is believed to be a low sulfidation, epithermal gold/silver epithermal. The target area is covered, with historical drilling reporting zones of broad argillic alteration and high-level exposures of a low-sulfidation system, as characterized by chalcedony and opaline veining with sinter terraces. Anomalous gold and pathfinder elements in high-level quartz-chalcedony veins with boiling textures are common.

Eden Property, Nevada

The Eden property ("Eden") is located on the northwestern side of the East Range in the western Nevada rift, along the Sleeper-Sandman trend. Eden is located 22km southwest of the Town of Winnemucca within Pershing and Humboldt Counties. The 1,223-acre land package consists of 68 unpatented claims. The claims are publicly owned lands administered by the BLM. Mineralization at Eden represents a low sulfidation, epithermal gold/silver system. The property can be accessed by a frontage road along Interstate 80. The target is hosted in permeable Cenozoic volcanic and sedimentary rocks cut by basaltic dikes with quartz veins along through-going "plumbing structures".

Dune Property, Nevada

The Dune property ("Dune") is located in the Humboldt River Valley in the western Nevada rift, along the Sleeper - Sandman trend. Dune is located 18km southwest of the Town of Winnemucca within Humboldt County. The 644-acre land package consists of 36 unpatented claims. The claims are publicly owned lands administered by the BLM. Mineralization at Dune consists of low sulfidation, epithermal gold-silver typical of significant economic gold-silver deposits of this region of Nevada. The property can be accessed via Jungo Road west from Winnemucca and then by an unimproved road approximately 3km to the south. The target concept is a structurally- and stratigraphically-controlled low sulfidation gold system, hosted by permeable Cenozoic volcanic and sedimentary rocks. A large part of the Dune property is covered by quaternary gravels.

Cerro Colorado Property, Arizona

The Cerro Colorado property ("Cerro Colorado") is located within a historic silver mining district, 70km southwest of Tucson, Arizona and is situated along the Laramide porphyry copper belt. Cerro Colorado is located 26km southwest of the historical Pima Mining District, which contains several active porphyry copper and skarn mining operations. Seven distinct areas of interest comprise the combined 10,097-acre land package, consisting of 229 unpatented claims on lands administered by the BLM and 14 Arizona State Land Department ("ASLD") mineral leases situated on State of Arizona Lands. Cerro Colorado hosts numerous historical mining operations that exploited silver-gold (±Copper)-bearing veins hosted by Jurassic and early Laramide volcanic rocks. District-scale and local alteration patterns indicate potential for porphyry copper mineralization within intrusive units beneath the volcanic host rocks. Limited historical drilling in intrusive units adjacent to Integra's areas done by Phelps Dodge and Mine Finders reported weakly mineralized porphyry copper intrusions. Recent academic work in the area suggests a lack of Cenozoic extension and dismemberment in the district, preserving the silver-gold veins and associated deeper porphyry copper systems upright and intact below older volcanic rocks.

The Company announced in June 2024 an Option Agreement between Millennial Silver Nevada ("MSN") and Green Light Metals Inc. ("Green Light") regarding the Cerro Colorado Property. Pursuant to the terms of the Option Agreement, MSN granted Green Light an exclusive option to purchase its interests in Millennial Arizona for a period of 12 months.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

(US$000s)	March 31, 2025	December 31, 2024
Current assets	115,004	114,545
Non-current assets	125,644	122,539
Debt	19,080	16,707
Other current liabilities	32,117	33,435
Non-current liabilities	57,582	56,387
Working capital[1]	63,807	64,403

1  Non-IFRS Measure; please see "Non-IFRS Measures" section.

As at March 31, 2025, current assets increased compared to December 31, 2024 mostly due to a cash increase from the operating income and increase in receivable and prepaid expenses, offset by lower inventory amounts held at the end of the quarter. Non-current assets increased primarily due to capital expenditures at the Florida Canyon Mine.

As at March 31, 2025, debt increased compared to December 31, 2024 mainly due to an increase in fair value of the derivative component of the convertible debt facility, offset by a decrease in accounts payable. Non-current liabilities increased mainly due to accretion and changes in discount rate in reclamation and remediation liabilities.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected quarterly financial information and operating highlights for each of the eight most recent quarters:

(US$000s)	Revenue	Net income (loss)	Net income (loss) per share
March 31, 2025	57,025	983	0.01
December 31, 2024	30,350	9,531	0.07
September 30, 2024	Nil	(6,761)	(0.08)
June 30, 2024	Nil	(6,776)	(0.07)
March 31, 2024	Nil	(5,495)	(0.08)
December 31, 2023	Nil	(6,996)	(0.10)
September 30, 2023	Nil	(8,073)	(0.12)
June 30, 2023	Nil	(7,303)	(0.11)

The net loss for all quarters prior to the fourth quarter of 2024 ("Q4 2024") was mostly driven by exploration and evaluation expenses, corporate general and administrative expenses (such as compensation, corporate development and marketing, office and administration, professional, and regulatory fees), and share-based compensation expenses (non-cash item), partly offset by interest and rent income. The Company became a gold producer following the acquisition of Florida Canyon Mine on November 8, 2024, with revenue from gold sales starting in Q4 2024.

DISCUSSION OF FINANCIAL RESULTS

	Three months ended March 31,
(US$000s)	2025	2024[1]

Revenues	57,025	-
Cost of sales
Production costs	(34,482)	-
Depreciation, depletion and amortization	(3,327)	-
Royalties	(3,732)	-
Total cost of sales	(41,541)	-
Gross profit	15,484	-
Exploration and evaluation expenses	(2,304)	(3,309)
General and administrative expenses	(1,674)	(1,202)
Depreciation	(205)	(241)
Share-based compensation	(351)	(444)
Profit (loss) from operations	10,950	(5,196)
Net finance expenses	(1,136)	(635)
(Loss) gain on derivatives	(3,083)	482
Other expenses	(2,324)	(146)
Income (loss) before income taxes	4,407	(5,495)
Income tax expense	(3,424)	-
Net income (loss)	983	(5,495)

1 The Company acquired the Florida Canyon Mine on November 8, 2024, hence did not have revenue in the comparative period.

Financial results for the three months ended March 31, 2025

Revenues

For the three months ended March 31, 2025, a total of 19,540 gold ounces were sold from the Florida Canyon Mine at an average realized price of $2,888 per ounce, generating total revenue of $57.0 million.

Cost of sales

For the three months ended March 31, 2025, the cost of sales totaled $41.5 million, including $3.3 million in depreciation, depletion and amortization expense for the period.

Exploration and evaluation expenses

During the three months ended March 31, 2025, exploration and evaluation expenses were $2.3 million, a decrease of $1.0 million compared to $3.3 million in the same period of 2024. The decrease was primarily due to higher spending on technical and engineering reports, development work and metallurgy test work at the DeLamar Project in 2024.

General and administrative expenses

The Company incurred $1.7 million in general and administrative expense ("G&A") during the three months ended March 31, 2025 (March 31, 2024 - $1.2 million), increased by $0.5 million, The increase was mainly due to a $0.2 million increase in compensation and benefits and a $0.1 million  increase in IT expenditures, as a result of the acquisition of Florida Canyon Gold Inc. ("FCGI").

Share-based compensation

During the three months ended March 31, 2025, the Company recognized $0.4 million share-based compensation expense, compared to $0.4 million in the same period of 2024. The decrease was due to the timing of vesting of equity incentive awards granted and the share price on the grant dates from 2018 to 2025.

(Loss) gain on derivatives

Loss on derivatives was $3.1 million during the three months ended March 31, 2025, compared to a gain of $0.5 million in the same period of 2024. This change was primarily driven by a $2.2 million loss related to the fair value of the derivative component of the convertible debt facility, reflecting the increase in the Company's share price. In addition, a $0.9 million loss was recognized on gold put options entered into in 2024 as part of a strategy to manage gold price fluctuations in 2025 (see section "Financial Instruments" of this MD&A).

Net finance expenses

Net finance expenses were $1.1 million during the three months ended March 31, 2025, compared to $0.6 million in the same period of 2024. The increase of $0.5 million was mainly driven by a  $0.4 million increase in reclamation accretion from the acquisition of the Florida Canyon Mine in Q4 2024.

Other expenses

Other expenses were $2.3 million during the three months ended March 31, 2025, compared to $0.1 million in the same period of 2024. The increase was primarily due to the remaining $2.1 million transaction and integration costs related to the acquisition of FCGI.

Income tax expense

Income tax expense for the three months ended March 31, 2025 was $3.4 million, which resulted from the earnings generated by the Florida Canyon Mine, which was acquired on November 8, 2024.

LIQUIDITY AND CAPITAL RESOURCES

The Company began generating revenue in Q4 2024 following the acquisition of a producing gold mine, the Florida Canyon Mine. Management believes that the Company's liquidity as of the date of this MD&A, combined with future revenues and access to the undrawn $5.0 million convertible debt facility, will be sufficient to fund its operating activities, capital expenditures, and general corporate needs. The Company actively manages its liquidity using budgeting based on expected cash flows to ensure there are appropriate funds for meeting short-term obligations. The Company also protected its 2025 cash flows by hedging 75% of its 2025 production through put options at $2,400/oz (see section "Financial Instruments" of this MD&A).

As at March 31, 2025, the Company had cash and cash equivalents of $61.1 million and a working capital of $63.8 million, compared to cash and cash equivalents of $52.2 million and a working capital of $64.4 million at December 31, 2024.

As at March 31, 2025, the Company had a convertible debt facility of $19.0 million (December 31, 2024 - $16.6 million), maturing in July 2027.

Cash flows

During the three months ended March 31, 2025, net cash provided by operating activities was $16.1 million, an increase of $22.9 million compared to $6.8 million used in the same period of 2024. The increase was mainly due to income generated from the Florida Canyon Mine and changes in working capital.

During the three months ended March 31, 2025, net cash used in investing activities was $4.3 million, which includes capital expenditure of $3.9 million, compared to net cash provided by investing activities of $4.5 million in the same period of 2024, primarily from $4.9 million proceeds from sale of net smelter return on DeLamar to Wheaton Precious Metals Corp.

During the three months ended March 31, 2025, net cash used in financing activities was $2.8 million, mainly due to principal lease payments of $2.3 million, compared to net cash provided by financing activities of $10.1 million in the same period of 2024, primarily from net proceeds of $10.3 million from equity financing.

OFF-BALANCE SHEET ARRANGEMENTS

At March 31, 2025, the Company had no material off-balance sheet arrangements requiring disclosure under this section.

RELATED PARTY TRANSACTIONS

The Company's related parties include its subsidiaries, and key management personnel, which primarily consists of short-term employee benefits and share-based compensation. There were no transactions with related parties outside of the ordinary course of business during the three months ended March 31, 2025.

FINANCIAL INSTRUMENTS

Derivative contract options

In December 2024, the Company purchased put options (derivative contracts) to manage exposure to gold price fluctuations. The options cover 32,400 ounces of forecast gold production at the Florida Canyon Mine, distributed equally from January 2025 to December 2025, with a strike price of $2,400 per ounce. As of March 31, 2025, the Company has paid the up-front premium of $1.1 million (December 31, 2024 - $0.8 million). These derivatives assets  will be fair valued on market-to-market basis at the end of each reporting period using quoted observable inputs. During the three months ended March 31, 2025, an unrealized loss of $0.9 million was recognized under (loss) gain on derivative in the condensed interim consolidated statements of income (loss) and comprehensive income (loss), with a corresponding to the derivative assets.

A detailed description of risk management, financial instruments and their fair value is included in the condensed interim consolidated statements of income (loss) and comprehensive income (loss) for the three months ended March 31, 2025 and 2024.

CHANGES IN ACCOUNTING POLICIES

The Company's material accounting policies, including any changes in accounting policies, are described in note 2 of the Company's audited consolidated financial statements for the years ended December 31, 2024 and 2023.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the condensed interim consolidated financial statements requires management to make accounting estimates, judgments and assumptions that affect the amount reported in the consolidated financial statement and accompanying notes. Actual results may vary from these estimates. Estimates and underlying assumption are reviewed at each period end. Revision to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

For further information on the Company's significant accounting estimates and judgement, refer to note 3 of the Company's audited consolidated financial statements for the years ended December 31, 2024 and 2023.

EVENTS AFTER THE REPORTING PERIOD

Subsequent to the quarter, the Company issued 290,000 common shares for warrants exercised at the exercise price of CA$1.20 per share for gross proceeds of CA $0.3 million ($0.3 million).

NON-IFRS MEASURES

The Company provides certain non-IFRS measures as supplementary information that management believes may be useful to investors to explain the Company's financial results.

Average realized gold per ounce is calculated by dividing the Company's gross revenue from gold less silver sales for the relevant period by the gold sold, respectively. The Company believes the measure is useful in understanding the metal prices realized by the Company throughout the period.

"Cash cost per gold ounce sold" is a common financial performance measure in the gold mining industry but has no standard meaning under IFRS. The Company reports cash cost per ounce on a sales basis. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure, along with sales, are considered to be key indicators of a Company's ability to generate operating profits and cash flow from its mining operations.

Cash cost per gold ounce sold figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is considered the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies.

The Company has provided "AISC" performance measure that reflects all the expenditures that required to produce an ounce of gold from operations at the Florida Canyon Mine. The World Gold Council definition of AISC seeks to extend the definition of cash cost by adding site general and administrative costs, reclamation and remediation costs (including accretion and amortization), exploration and study costs (capital and expensed), capitalized stripping costs and sustaining capital expenditures and represents the total costs of producing gold from current operations. AISC excludes income tax payments, interest costs, costs related to business acquisitions and items needed to normalize profits. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of AISC does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability.

"Adjusted net income (loss)" exclude a number of temporary or one-time items, which management believes not to be reflective of the underlying operations of the Company, including the impacts of: unrealized losses (gains) on derivatives, losses (gains) on disposal of assets, and other unusual or non-recurring items. The adjusting items are adjusted on a pre-tax basis and therefore the tax effects, included in income tax expense, will be adjusted to ensure adjusted earnings reflect all adjustments net of their respective tax effects.

The Company has included "working capital" to supplement its financial statements, which are presented in accordance with IFRS. The Corporation believes that this measure provides investors with an improved ability to evaluate the performance of the Corporation. Therefore, such measures may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

1. The following table reconciles revenue and gold sold during the period with average realized prices:

		Three months ended March 31, 2025
Revenue	$000s	57,025
Less: silver revenue	$000s	(595)
Gold revenue	$000s	56,430
Gold sold	oz	19,540
Average realized gold price	$/oz	2,888

The Company acquired the Florida Canyon Mine on November 8, 2024, hence did not have revenue and average realized gold price in the comparative period.

2. The following tables provide reconciliations of cash cost per gold ounce sold and AISC per gold ounce for the Florida Canyon Mine:

		Three months ended March 31, 2025
Gold sold	oz	19,540
Production costs	$000s	34,482
Royalties	$000s	3,732
Add: fair value adjustment on acquired inventories sold	$000s	1,770
Less: silver revenue	$000s	(595)
Total cash cost	$000s	39,389
Accretion and other expenses	$000s	357
Lease payments	$000s	2,234
Sustaining capital expenditures	$000s	3,785
Mine-site AISC	$000s	45,765
General and administrative expenses	$000s	1,674
Share-based compensation	$000s	351
Total AISC	$000s	47,790
Total Cash cost per gold ounce sold	$/oz	2,016
Mine-site AISC per gold ounce sold	$/oz	2,342
Total AISC per gold ounce sold	$/oz	2,446

The Company acquired the Florida Canyon Mine on November 8, 2024, hence did not have cash cost per ounce and AISC per ounce in the comparative period.

3. Adjusted net income (loss) excludes a number of temporary or one-time items detailed in the following table:

	Three months ended March 31,
(in $000s, except share and per share amounts)	2025	2024
Net income (loss)	$983	$(5,495)
Add back:
Fair value adjustment on acquired inventories sold	(1,770)	—
Transaction and integration costs on the acquisition of FCGI	2,095	—
Unrealized loss (gain) on derivatives	3,083	(482)
Loss (gain) on disposal of assets	36	(62)
Deferred tax expense	7	—
Adjusted net income (loss)	4,434	(6,039)
Weighted average number of common shares outstanding, basic	168,710,837	73,134,556
Adjusted income (loss) per share	0.03	(0.08)

4. The following table summarizes working capital reconciliation:

(in $000s)	March 31, 2025	December 31, 2024
Current assets	$115,004	$114,545
Less: Current liabilities	51,197	50,142
Working capital	$63,807	$64,403

OUTSTANDING SHARE DATA

As at May 14, 2025
Common Shares	169,001,790
Stock Options[1]	3,785,438
Restricted Share Units	2,246,125
Deferred Share Units	996,836
Warrants	8,015,374
Issued and outstanding common shares (fully diluted)	184,045,563

1 Includes 3,756,288 options exercisable for one (1) Integra share and 624,452 options exercisable for 0.0467 Integra Share.

RISK AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties due to the nature of its business. The Company's exploration activities expose it to various financial and operational risks that could have a significant impact on its level of operating cash flows in the future.

Readers are advised to study and consider risk factors disclosed in the Company’s Annual Information Form for the fiscal year ended December 31, 2024, dated March 26, 2025 and available under the Company’s issuer profile on SEDAR+ at www.sedarplus.ca or EDGAR at www.sec.gov.

 CAUTIONARY NOTE TO US INVESTORS WITH RESPECT TO MINERAL RESOURCES

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this MD&A has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this MD&A may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Raphael Dutaut (Ph.D., P.Geo, OGQ Membership 1301), Vice President Geology and Mining, who is a "Qualified Person" ("QP") as defined in NI43-101.

CORPORATE GOVERNANCE

Management and the Board recognizes the value of good corporate governance and the need to adopt best practices. The Corporation is committed to continuing to improve its corporate governance practices considering its stage of development and evolving best practices and regulatory guidance.

The Board has adopted a Board mandate outlining its responsibilities and defining its duties. The Board has five committees: the Audit Committee, the Compensation Committee, the Nomination and Corporate Governance Committee, the Technical and Safety Committee, and the Environmental Social Governance Committee. Each Committee has a committee charter, which outlines the Committee's mandate, procedures for calling a meeting, and provides access to outside resources.

The Board has also adopted a Code of Business Conduct and Ethics, which governs the ethical behavior of all employees, management, and directors. For more details on the Company's corporate governance practices, please refer to Integra's website (www.integraresources.com) and the statement of Corporate Governance contained in Integra's Management Information Circular dated June 21, 2024. The Management Information Circular is available on Integra's website (www.integraresources.com) and on SEDAR+ (www.sedarplus.ca).

The Corporation's Directors have expertise in the mining industry, financial reporting and accounting, mergers and acquisitions, government relations, technical mining and operations, environmental considerations, stakeholder engagement, communication and investor relations, human resources, governance, and risk. The Board meets at least four times per year.

CONTROL AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to management, as appropriate to allow for timely decisions about public disclosure. The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized, and reported within the applicable time periods and that required information is accumulated and communicated to the Company's management, so that decisions can be made about the timely disclosure of that information.

Management has evaluated the effectiveness of the design and operation of the Company's disclosure controls as of March 31, 2025 and concluded that the disclosure controls and procedures were effective.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the National Instrument 52-109 in Canada ("NI 52-109") and Rules 13a-15(f) and 15d-15(f) of the United States Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB.

Based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, the Company's internal control over financial reporting include:

a. Maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the  assets of the Company;

b. Providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;

c. Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

d. Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

Management has evaluated the effectiveness of the internal control over financial reporting as of March 31, 2025 and concluded that those controls were effective.

Limitation of Controls and Procedures

Management believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well designed and operated, have their inherent limitations. Due to those limitations (resulting from unrealistic or unsuitable objectives, human judgment in decision making, human errors, management overriding internal control, circumventing controls by the individual acts of some persons, by collusion of two or more people, external events beyond the entity's control), internal control can only provide reasonable assurance that the objectives of the control system are met.

The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

There were no changes in internal control of the Company during the three months ended March 31, 2025 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Certain information set forth in this MD&A contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the future financial or operating performance of the Company and the Wildcat and Mountain View deposits (the "Nevada North Project"), the Florida Mountain and DeLamar deposits (the "DeLamar Project") and the Florida Canyon mine (the "Florida Canyon Mine" and together with the Nevada North Project and the DeLamar Project, the "Projects"); benefits from the acquisition of Florida Canyon Gold Inc. including, but not limited to, goals, synergies, opportunities, profile, project and production optimization, potential production of the Florida Canyon Mine and extension of mine life at the Florida Canyon Mine; expectations and timing related to guidance on the Florida Canyon Mine; expectations with respect to future cash flows from operations, net debt and financial results benefits results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of economic studies on the Projects, including cash flows, revenue potential, development, capital and operating expenditures, development costs and timing thereof, extraction rates, production, life of mine projections and cost estimates; magnitude or quality of mineral deposits; anticipated advancement of permitting, optimization and the mine plans for the Projects, as applicable; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates, including prospective use of the Albion Process; anticipated advancement of the Projects and future exploration prospects; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; relationships with local communities; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of the Projects; future growth potential of the Projects; and future development plans. Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", 'believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: expected synergies from acquisition of Florida Canyon; the Company's ability to complete its planned exploration and development programs; the absence of adverse conditions at the Projects; satisfying ongoing covenants under the Company's loan facilities; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Projects economic, as applicable; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's public disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's Annual Information Form dated March 26, 2025 for the fiscal year ended December 31, 2024, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and on the EDGAR issuer profile for the Company at www.sec.gov.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward-looking statements contained herein are made as of the date of this MD&A and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

MANAGEMENT'S RESPONSIBILITY

Management is responsible for all information contained in this MD&A. The condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and include amounts based on management's informed judgments and estimates. The financial and operating information included in this MD&A is consistent with that contained in the condensed interim consolidated financial statements in all material aspects.

Management maintains internal control to provide reasonable assurance that financial information is reliable and accurate, and assets are safeguarded.

The Audit Committee has reviewed the condensed interim consolidated financial statements with management. The Board of Directors has approved these condensed interim consolidated financial statements on the recommendation of the Audit Committee.

George Salamis

Chief Executive Officer

May 14, 2025